# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZEEKR Intelligent Technology Holding Ltd, CIK 0001954042
CUSIP: 98923K103
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0002048914
Persons authorized to receive notices and communications: Mr. Cheung Chung Yan, David, Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong, Hong Kong (K3), 00000, (852) 2598 3333

## Reporting persons
- Geely Automobile Holdings Limited (CIK 0002048914): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (65.7% of the class)
  Comment: Each of row 8, 10 and 11 represents 1,668,996,860 ordinary shares, par value $0.0002 per share (the "Ordinary Shares") of ZEEKR Intelligent Technology Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer") directly held by Luckview Group Limited ("Luckview"), a limited company incorporated in the British Virgin Islands wholly owned by this Reporting Person, Geely Automobile Holdings Limited ("Geely Auto," together with Luckview, the "Reporting Persons"). Geely Auto may be deemed to be the beneficial owner over the Ordinary Shares directly held by Luckview.
  
  Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the U.S. Securities and Exchange Commission (the "SEC") by the Issuer on March 20, 2025. For the avoidance of doubt, the ownership percentage of Geely Auto in the Issuer may appear differently in certain disclosures and foreign regulatory filings, as those filings account for the Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.
- Luckview Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,668,996,860; sole dispositive power 0; shared dispositive power 1,668,996,860; aggregate amount beneficially owned 1,668,996,860 (65.7% of the class)
  Comment: Row 13 represents the percentage that is calculated based on a total of 2,541,971,138 Ordinary Shares of the Issuer issued and outstanding (such number excluded 41,375,116 Ordinary Shares that were deemed issued but not outstanding in relation to the Issuer's 2021 Share Incentive Plan) as reported in the Issuer's annual report on Form 20-F for the fiscal year ended on December 31, 2024 filed with the SEC by the Issuer on March 20, 2025. For the avoidance of doubt, the ownership percentage of Luckview in the Issuer may appear differently in certain disclosures and foreign regulatory filings, as those filings account for the Ordinary Shares reserved under the Issuer's 2021 Share Incentive Plan.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0002 per share
Name of issuer: ZEEKR Intelligent Technology Holding Ltd
Address of issuer's principal executive offices: Rm2301 Bldg1, Dadao Wangchao Shangwu Ctr, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 311215
Comment:
This Amendment No. 2 to Statement on Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed with the SEC on January 3, 2025 (as amended to date, the "Statement") and is being filed by (i) Geely Auto and (ii) Luckview in respect of the Ordinary Shares of the Issuer. Capitalized terms used herein without definition in this Amendment No. 2 shall have the meaning set forth in the Statement.

CUSIP number 98923K103 has been assigned to the American depositary shares of the Issuer (the "ADSs"), which are quoted on the New York Stock Exchange under the symbol "ZK."

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and restated in its entirety as follows:

(1) Geely Auto is principally engaged in the research and development, manufacturing and trading of automobiles, automobile parts and related automobile components, and investment holding. Information regarding each director and executive officer of Geely Auto is set forth in Schedule I of statement on Schedule 13D originally filed with the SEC on November 21, 2024 (the "Prior Statement"). The single largest shareholder of Geely Auto is Zhejiang Geely Holding Group Co., Ltd, a PRC limited liability company ("Geely Holding"). Geely Holding is controlled by Shufu Li ("Mr. Li"), a director, the founder, and chairman of the Issuer.

(2) Luckview is primarily engaged in investment holding. Information regarding each director and executive officer of Luckview is set forth in Schedule II of the Prior Statement. Luckview is wholly owned by Geely Auto.

Mr. Li may be deemed to beneficially own the subject shares reported in Item 4 and Item 5 below. He is separately filing a Schedule 13D (as amended) with the SEC in respect of his beneficial ownership in the Ordinary Shares.

Information with respect to the directors and officers of each of the Reporting Persons, including name, business address, present principal occupation or employment and citizenship, set forth in Schedule I and Schedule II of the Prior Statement (collectively, the "Related Persons") is incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Statement is hereby amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Statement is hereby amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following:

Geely Auto intends to finance the Proposed Transaction (as defined in Item 4) through the issuance of Geely Shares (as defined in Item 4), cash on its balance sheet and to the extent needed, debt financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Preliminary Non-Binding Proposal

On May 7, 2025, Geely Auto submitted a non-binding proposal (the "Non-binding Proposal") to the board of directors of the Issuer (the "Issuer's Board"), proposing to acquire all outstanding Ordinary Shares and ADSs of the Issuer not already beneficially owned by Geely Auto in a business combination transaction (the "Proposed Transaction"). Geely Auto proposed to provide each shareholder of the Issuer (other than the Reporting Persons) with the option (at their election) to receive, in respect of all the Ordinary Shares and ADSs beneficially owned by such shareholder, either US$2.566 in cash for each Ordinary Share (or US$25.66 in cash for each ADS) (the "Cash Alternative") or 1.23 newly issued ordinary shares of Geely Auto (the "Geely Shares") for each Ordinary Share (or 12.3 Geely Shares for each ADS) (the "Share Alternative"); failing to make a valid election, a shareholder or ADS holder will be deemed to elect the Cash Alternative. As of the date hereof, Geely Auto beneficially owned 1,668,996,860 Ordinary Shares, representing approximately 65.7% of the publicly disclosed total issued and outstanding Ordinary Shares.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements.

If the Proposed Transaction is completed, the Issuer's ADSs would become eligible for termination of registration pursuant to the Securities Act and would be delisted from the New York Stock Exchange (a "Delisting").

References to the Non-binding Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Non-binding Proposal, a copy of which is attached hereto as Exhibit 99.5, and incorporated herein by reference in its entirety.

Exploration of Strategic Alternatives

The Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential alternatives with respect to their investment in the Issuer. The Non-binding Proposal could lead to one or more subsequent revised or different proposals or offers that could result in the Reporting Persons acquiring all or substantially all of the outstanding capital stock of the Issuer not beneficially owned by the Reporting Persons, which would result in a Delisting. The Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a Delisting; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Reporting Persons will make any such subsequent proposal, and if any such proposal is made, the Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

The Reporting Persons intend to engage in communications, discussions and negotiations with members of management of the Issuer, members of the Issuer's Board, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; current or prospective securityholders of the Issuer; and other relevant parties, regarding the Non-binding Proposal and various alternatives that may from time to time be under consideration by the Reporting Persons. To facilitate their consideration of such matters, the Reporting Persons have recently, and/or may in the future, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

General

The Reporting Persons acquired the securities described herein for investment purposes and, in addition to the more specific analysis set out above, intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's management, business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, at any time and from time to time may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions (including, without limitation, by distributing some or all of such securities to the Reporting Persons' direct or indirect members, partners or beneficiaries, as applicable, transferring securities to affiliated transferees, or the entry into a total return swap, asset swap, repurchase or other hedging or financing transaction).

Other than as described above, none of the Reporting Persons have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) to (e) of this Statement are hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows (7) through (11) and (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

Information of the beneficial ownership of the Related Persons set forth in Schedule I and Schedule II of the Prior Statement is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transaction in the Ordinary Shares or ADSs of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in the Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented by inserting the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as described above or elsewhere in the Statement or incorporated by reference in the Statement, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves and between them and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning call options, put options, security-based swaps or any other derivative securities, the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented by inserting the following:

Exhibit 99.5 Non-binding Proposal dated May 7, 2025 from Geely Auto to the Issuer's Board.

## Signatures
- Geely Automobile Holdings Limited: /s/ Gui Shengyue, Gui Shengyue/Chief Executive Officer and Executive Director (05/07/2025)
- Luckview Group Limited: /s/ Gui Shengyue, Gui Shengyue/Director (05/07/2025)